           As filed with the Securities and Exchange Commission on June 29, 2001
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                    ______________________________________

                                SCHEDULE 14D-9
                                (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               PJ AMERICA, INC.
                           (Name of Subject Company)

                               PJ AMERICA, INC.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   72585Q10
                     (CUSIP Number of Class of Securities)
                    ______________________________________

                                D. Ross Davison
                               PJ America, Inc.
                              2300 Resource Drive
                           Birmingham, Alabama 35242
                                 205-981-2830

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                 on Behalf of the Person(s) Filing Statement)
                    ______________________________________

                                WITH COPIES TO:

                             J. Patrick Ryan, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        300 Convent Street, Suite 1500
                           San Antonio, Texas 78205
                                (210) 281-7000



[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================
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Item 9.  Exhibits

          On June 29, 2001, PJ America, Inc. announced that the Company has entered into a Merger Agreement with PJ Acquisition Corp. Under the agreement, PJ Acquisition Corp. will commence a tender offer at a price of $8.75 per share, payable in cash, for all of the outstanding shares of PJ America, Inc. not owned by the investor group that has organized PJ Acquisition Corp. and that owns collectively approximately 40% of the outstanding common stock of PJ America, Inc. The tender offer will commence only following preparation and filing of tender offer materials with the Securities and Exchange Commission. Following the completion of the tender offer, PJ Acquisition Corp. will acquire shares not tendered through a back-end merger at the same price as the tender offer. Attached hereto is PJ America, Inc.'s press release announcing the Merger Agreement, subject to, among other things, the conditions contained in the attached release.

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

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2001

                              PJ AMERICA, INC.

                              By:     D. ROSS DAVISON
                                      ---------------

                              Title:  Vice President of Administration,
                                      ---------------------------------
                                      Chief Financial Officer and Treasurer
                                      -------------------------------------

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